LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100


03050744


LONMIN

TCH/vr

15 May 2003

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

Dear Sirs

RULE 12G3-2 EXEMPTION, REGISTRATION NO 82.191
LONMIN PLC (FORMERLY KNOWN AS LONRHO PLC)

In accordance with Rule 12g3-2(a)(2)(b)(1)A(i)(ii) I enclose hereto copies of the Company's recent news releases in respect of the appointment of a new Director, Mr M Hartnall, and a Strategic Consultant, Mr B Gilbertson.

Yours faithfully

T C Heritage (Mrs)
Assistant Secretary

Encs

ws Release Issued By Lonmin Plc on Thursday 8 May 2003

PPOINTMENT OF NON-EXECUTIVE DIRECTOR

e Board of Lonmin Plc is pleased to announce the appointment today of Michael Hartnall as an independent non-Executive Director of the mpany.

Hartnall (60) has been Finance Director of Rexam Plc since 1987 and will retire from that office at Rexam's Annual General Meeting on 15 y 2003. Prior to joining Rexam he was Managing Director of Mayhew Foods Plc. He is currently also a non-executive director of Elementis and Focus Wickes Plc.

Hartnall has also been appointed to the Lonmin Board's Audit and Remuneration Committees.

ws Release Issued By Lonmin Plc on Wednesday 14 May 2003

›nmin retains Brian Gilbertson as consultant to the Group

ɛ Board of Lonmin intends to re-examine the potential for developing Lonmin as an international diversified mining company based on its ust foundation of South African platinum group metals production. To this end the Board of Lonmin is pleased to announce that it has ained Brian Gilbertson under a consultancy agreement to provide advice to the Board on its future corporate development.

an will assist the Board to adapt to the new Black Economic Empowerment requirements of the South African Government and to position ımin to enhance shareholder value during the consequent far-reaching changes in the corporate structure of the mining industry.

ɛ agreement will be for an initial period of one year. Brian will provide advice directly to the Board of Lonmin, working alongside Edward slam, Chief Executive.

Edward Haslam, Chief Executive of Lonmin, said:

ian's long and successful experience in the resources industry generally, and in the platinum mining business in particular, makes him quely well qualified to assist the Board in determining and implementing the best strategy for Lonmin. My team and I look forward to rking with Brian."

John Craven, Chairman of Lonmin, said:

e are delighted to have secured the services of Brian Gilbertson, which will enhance enormously the strategic options open to the Board in development of the Company's future growth in shareholder value."

· further information:

:hony Cardew/Jackie Range CardewChancery Tel: +44 (0)20 7930 0777